GACW Incorporated



ANNUAL REPORT

3110 West Ray Road, Suite 201

Chandler, AZ 85226

(858) 621-3126

https://globalaircylinderwheels.com/

This Annual Report is dated April 28, 2023.

BUSINESS

GACW Incorporated, a private c-corporation organized in AZ, has designed, engineered and field tested a non-pneumatic wheel assembly called the Air Suspension Wheel (ASW). The patented technology replaces the traditional rubber tire, rim and chains used on large Off-The-Road mining trucks. GACW employs three (3) people, contracts third party fabrication and sells through distributors located around the world. GACW owns 96% of its Canadian subsidiary, Canadian Air Cylinder Wheels. The ASW solves a myriad of problems inherent with rubber tires; overheating, explosions, rapid wear and tear, expensive, costly to maintain, and environmentally disastrous. Other verticals are being pursued as well, including military and commerical trucking.

The Company has assembled a patent portfolio of eight (8) [TBC] issued patents - 9399370, 10987969, 10987970, 10987971, 11,173,744, 11,279,170, 11,135,871, and 11,325,417 - related to "Wheels Assembly including outer rim coupled ting defining a mechanical stop and related methods." The Company also has numerous PCT applications filed.

The Company initially formed as 2017, LLC in Arizona on April 2, 2004 and became GACW Incorporated on November 26, 2019.

Previous Offerings

• Type of security sold: Convertible Note
Final amount sold: $1,389,715.66
Use of proceeds: Engineering, design, computer simulation, fabrication, shipping and general
working capital
Date: May 15, 2019
Offering exemption relied upon: 506(c)

• Type of security sold: Convertible Note
Final amount sold: $550,000.00
Use of proceeds: Engineering, design, fabrication, shipping and general working capital
Date: September 30, 2019
Offering exemption relied upon: 506(c)

• Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 9,400,000
Use of proceeds: Founders Stock
Date: November 26, 2019
Offering exemption relied upon: 506(c)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $100,000.00
Number of Securities Sold: 103,000
Use of proceeds: General working capital
Date: November 15, 2019
Offering exemption relied upon: 506(c)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $807,875.00
Number of Securities Sold: 1,702,166
Use of proceeds: Engineering, fabrication, shipping and general working capital
Date: January 20, 2020
Offering exemption relied upon: 506(c)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 1,256,231
Use of proceeds: Shares issued on conversion of debt
Date: September 10, 2020
Offering exemption relied upon: 506(c)

• Name: Common Stock

Type of security sold: Equity
Final amount sold: $30,307.00
Number of Securities Sold: 60,614
Use of proceeds: General working capital
Date: September 15, 2020
Offering exemption relied upon: 506(c)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $4,000.00
Number of Securities Sold: 8,000
Use of proceeds: General working capital
Date: September 16, 2020
Offering exemption relied upon: 506(c)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $820,864.00
Number of Securities Sold: 2,610,975
Use of proceeds: Patent expenses, interest payments, engineering and design, and general
working capital
Date: November 28, 2020
Offering exemption relied upon: 506(c)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $272,116.00
Number of Securities Sold: 643,165
Use of proceeds: Working Capital
Date: July 31, 2021
Offering exemption relied upon: 506(c)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $50,000.00
Number of Securities Sold: 100,000
Use of proceeds: Working Capital
Date: September 10, 2021
Offering exemption relied upon: 506(c)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $38,125.00
Number of Securities Sold: 41,078
Use of proceeds: Working Capital
Date: January 28, 2022

Offering exemption relied upon: 506(c)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $3,270,384
Number of Securities Sold: 1,948,875
Use of proceeds: Working Capital/R&D
Date: May 04, 2022
Offering exemption relied upon: Regulation CF

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $945,026.88
Number of Securities Sold: 452,256
Use of proceeds: Working Capital/R&D
Date: November 24, 2022
Offering exemption relied upon: Regulation CF

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $10,150
Number of Securities Sold: 5,780
Use of proceeds: Working Capital
Date: August 17, 2022
Offering exemption relied upon: 506(c)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $583,881
Number of Securities Sold: 1,179,181
Use of proceeds: Working Capital
Date: November 2, 2022
Offering exemption relied upon: 506(c)

• Name: Common Stock
Type of security sold: Equity – Secured Note Conversion
Final amount sold: $0
Number of Securities Sold: 1,914,054
Use of proceeds: Working Capital
Date: November 15, 2022
Offering exemption relied upon: 506(c)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $56,500
Number of Securities Sold: 100,000
Use of proceeds: Working Capital

Date: December 15, 2022
Offering exemption relied upon: 506(c)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $65,730
Number of Securities Sold: 113,840
Use of proceeds: Working Capital
Date: January 31, 2023
Offering exemption relied upon: 506(c)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $187,772
Number of Securities Sold: 302,660
Use of proceeds: Working Capital
Date: March 31, 2023
Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

• Circumstances which led to the performance of financial statements:
Revenue
We have earned $756,918 in revenue compared to $0 in the year prior.

Cost of sales
Between the time the sales orders were placed and the items were manufactured, the cost of manufacturing has increased due to the higher raw material prices. Polyurethane has gone up by roughly 180%. Therefore, from the time of placing the order with the manufacturer until the time of making the PU shoes, the cost increased significantly. As a result, our Cost of Sales exceeded our Revenue. However, the ASW is still in its development stage, and every contribution by a customer is seen as a reduction of strain on the cashflow of the company.

Gross margins
The forecasted gross margins have decreased due to the increased manufacturing costs (see

above), however, GACW believes that once we have a final proven product, the sales price can be adjusted accordingly.

Expenses

The Company's expenses consist of research and development, advertising/marketing, insurance, legal & professional fees, office/G&A, travel, and interest. Expenses in 2022 decreased $51,228 from 2021, going from $1,655,686 net losss to $1,780,724. The Company has reduced the monthly burn rate by letting go of some consultants during the manufacturing period. The cost of advertising and insurance has increased as we are entering the revenue stage.

• Historical results and cash flows:

The product is still in the R&D phase, and therefore will be capital heavy at the moment. Once there is a minimal viable product, we expect revenues to increase and the cashflow to change. Previously, GACW had private placements, loans, and worked through Start Engine. In the future, we expect license deals and profit generating revenues. Some of this has already been happening in 2023. Based on all this, we do not believe our company's historical performance is indicative of future results once we have progressed beyond the R&D phase.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $356,717.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Wheels Investment LLC

Amount Owed: $6,611.00

Interest Rate: 0.0%

Creditor: Jan Lorant

Amount Owed: $400,000.00

Interest Rate: 6.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Dr. Zoltan Kemeny
Dr. Zoltan Kemeny's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chief Executive Officer, President, and Treasurer
Dates of Service: April, 2004 - Present
Responsibilities: Engineering and overall direction of company. Salary: $162,000; Stock Options:

262,500 (Year 2020), 131,250 (Year 2021).

• Position: Director
Dates of Service: November, 2019 - Present
Responsibilities: Work jointly with other directors on material decisions

Other business experience in the past three years:
• Employer: 2019, LLC
Title: President & Owner
Dates of Service: April, 2004 - Present
Responsibilities: Creates, communicates and implements the organization's vision, mission and overall direction.

Name: Harmen van Kamp
Harmen van Kamp's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Senior Vice President of Global Sales
Dates of Service: May, 2016 - Present
Responsibilities: Marketing and Sales. Salary: $96,000; Stock Options: 150,000 (Year 2020), 75,000 (Year 2021).

• Position: Director
Dates of Service: April, 2021 - Present
Responsibilities: Part of the management team

Name: Mark Keenan
Mark Keenan's current primary role is with . Mark Keenan currently services 1 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Non-Executive Director
Dates of Service: November, 2020 - Present
Responsibilities: Angel Investor. Salary: $0, no equity compensation.

Name: Maria Kemeny
Maria Kemeny's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Secretary
Dates of Service: May, 2014 - Present
Responsibilities: GACW's registered secretary. Salary: $0, no equity compensation.

Name: Jan Lorant
Jan Lorant's current primary role is with Gabor Lorant Architects Inc.. Jan Lorant currently services a few hours per month hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Non-Executive Director
Dates of Service: January, 2022 - Present

Responsibilities: Advisor on business strategy. Salary: $0, plus 150,000 stock options under the ESOP vesting over four years.

Other business experience in the past three years:
• Employer: Gabor Lorant Architects Inc.
Title: Owner / Principal
Dates of Service: March, 1987 - Present
Responsibilities: President and lead designer, providing architectural and engineering services to federal, state, and municipal entities.

Other business experience in the past three years:
• Employer: Lorant Group Inc.
Title: President
Dates of Service: January, 1990 - Present
Responsibilities: Manage the operations and the design/marketing of products.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Dr. Zoltan Kemeny

Amount and nature of Beneficial ownership: 39,460

Percent of class: 39.33

Title of class: Preferred Stock

Stockholder Name: Dr. Zoltan Kemeny

Amount and nature of Beneficial ownership: 8,400,000

Percent of class: 39.33

RELATED PARTY TRANSACTIONS

Name of Entity: Wheels Investment LLC

Names of 20% owners: Mark Keenan and David Dore

Relationship to Company: Director

Nature / amount of interest in the transaction: Loan of $6,611.

Material Terms: $6,611 with no maturity date and no interest.

OUR SECURITIES

The company has authorized Common Stock and Preferred Stock.
• Common Stock
The amount of security authorized is 20,000,000 with a total of 15,635,257 outstanding.
Voting Rights
1 vote per share. The Corporation also has the authority to issue shares of Common Stock with such voting rights as the Corporation deems appropriate. See Voting Rights of Securities Sold in this Offering below for additional information.
Material Rights
The total amount outstanding includes include 2,180,150 shares that may be issued pursuant to outstanding warrants.
The total amount outstanding includes include 879,688 shares that may be issued pursuant to outstanding options.
Voting Rights of Securities Sold in this Offering
Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.
• Preferred Stock
The amount of security authorized is 10,000,000 with a total of 9,400,000 outstanding.
Voting Rights
1.25 votes per share
Material Rights
There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors • Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. • Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. • Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. • The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. • Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. • If the Company cannot raise sufficient funds it will not succeed Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." • We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. • Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. • Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. • Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. • The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. • We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. • We may never have an operational product or service It is possible that there may never be an operational Air Suspension Wheel or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. • Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. • Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Air Suspension Wheel. Delays or cost overruns in the development of our Air Suspension Wheel and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. • Minority Holder; Securities with Voting Rights The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. • You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. • Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. • This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. • Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. • We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. • We are an early stage company and have not yet generated any profits GACW Inc. was formed on November 26th, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. GACW Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. • We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Air Suspension Wheel is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. • We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns twelve patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. • We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. • Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. • The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. • The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. • Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the Bureau of Industry and Security (BIS) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. • We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. • The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on GACW Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on GACW Inc. could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2023.

GACW Incorporated

By   /s/ *ZOLTAN KEMENY*

    Name: GLOBAL AIR CYLINDER WHEELS INCORPORATED

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS



GLOBAL AIR CYLINDER WHEELS, INC.

YEARS ENDED DECEMBER 31, 2022 AND 2021

I, Zoltan Kemeny, the Cheif Executive Officer (CEO) of Global Air Cylinder Wheels, Inc. (GACW), hereby certify that the financial statements of Global Air Cylinder Wheels, Inc. (GACW) and notes thereto for the periods ending December 31, 2021 (first Fiscal Year End of Review), and December 31, 2022 (second Fiscal Year End of Review), included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021, the amounts reported on our tax returns were total income of $176,400; taxable income of -$1,889,447, and total tax of $0.00.

Global Air Cylinder Wheels, Inc. has not yet filed its federal tax return for 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 26th, 2023.

_____ (Signature)

President & CEO
_____ (Title)

April 28th, 2023
_____ (Date)

Global Air Cylinder Wheels, Inc.
Balance Sheet
Years Ended December 31, 2022 and 2021

		Jan - Dec 2022		Jan - Dec 2021
ASSETS				
Current Assets				
Total Bank Accounts	$	356,717.11	$	50,883.16
Total Accounts Receivable	$	340,000.00	$	-
Total Other Current Assets	$	771,832.74	$	953,121.12
Total Current Assets	$	**1,468,549.85**	$	**1,004,004.28**
Total Fixed Assets	$	8,280.61	$	5,330.00
Total Other Assets	$	356,722.00	$	356,722.00
TOTAL ASSETS	$	**1,833,552.46**	$	**1,366,056.28**
LIABILITIES AND EQUITY				
Total Current Liabilities	$	1,558,092.34	$	2,866,005.44
Total Liabilities	$	**1,558,092.34**	$	**2,866,005.44**
Total Equity	$	275,460.12	$	(1,499,949.16)
TOTAL LIABILITIES AND EQUITY	$	**1,833,552.46**	$	**1,366,056.28**

Global Air Cylinder Wheels, Inc.
Profit and Loss
Years Ended December 31, 2022 and 2021

	Jan - Dec 2022	Jan - Dec 2021
Total Income	$ 756,918.09	$ 0.00
Total Cost of Goods Sold	$ 933,184.22	$ 0.00
Gross Profit	$ (176,266.13)	$ 0.00
Expenses		
Legal & Professional Services	$ 635,611.83	$ 708,078.02
Total Wages	$ 357,580.64	$ 534,772.96
Interest Expense	$ 307,936.48	$ 186,804.93
Office/General Administrative Expenses	$ 237,743.81	$ 110,818.31
R&D Expenses	$ 65,585.00	$ 115,212.00
Total Expenses	$ 1,604,457.76	$ 1,655,686.22
Net Operating Income	$ (1,780,723.89)	$ (1,655,686.22)
Total Other Income	$ 916.65	$ 0.00
Total Other Expenses	$ 99.63	$ 105,967.44
Net Other Income	$ 817.02	-$ 105,967.44
Net Income	$ (1,779,906.87)	$ (1,761,653.66)
Total Common Shares	12,125,375.00	7,079,063.00
Earnings Per Share	$ (0.15)	$ (0.25)

Global Air Cylinder Wheels, Inc.
Statement of Cash Flows
Years Ended December 31, 2022 & 2021

		Jan - Dec 2022		Jan - Dec 2021
OPERATING ACTIVITIES				
Net Income	$	(1,779,906.87)	$	(1,761,653.66)
Adjustments to reconcile Net Income to Net Cash provided by operations:	$	(1,466,624.72)	$	208,712.39
Net cash provided by operating activities	$	**(3,246,531.59)**	$	**(1,552,941.27)**
Investing activities	$	(2,950.61)	$	-
Financing activities	$	3,555,316.15	$	1,566,514.14
Net cash increase for period	$	**305,833.95**	$	**13,572.87**

GLOBAL AIR CYLINDER WHEELS, INC

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Preferred Stock		Common Stock		Preferred Stock	Common Stock	Additional	Retained	
	Shares	Amount	Shares	Amount	To be issued	To be issued	Paid-In Capital	Earnings	Total
Balance, December 31, 2018	-	$ -	-	$ -	$ -	$ -	$ -	$ (651,551)	$ (651,551)
Founders shares	9,400,000	-	-	-	-	-	-	-	-
Common stock for services	-	-	500,000	-	-	-	-	-	-
Preferred stock issued for cash	-	-	-	-	100,000	-	-	-	100,000
Net loss	-	-	-	-	-	-	-	(1,187,615)	(1,187,615)
Balance, December 31, 2019	9,400,000	-	500,000	-	100,000	-	-	(1,839,166)	(1,739,166)
Preferred shares issued for cash	100,000	100,000	-	-	(100,000)	-	-	-	-
Common shares issued for cash	-	-	1,856,104	884,265	-	5,000	-	-	889,265
Common shares issued as	-	-	118,000	47,268	-	59,307	-	-	106,575
Conversion of note principal and	-	-	1,256,231	1,100,000	-	-	-	-	1,100,000
Conversion of related party accrued	-	-	51,959	16,367	-	-	-	-	16,367
Shares issued for patents	-	-	695,259	350,000	-	-	-	-	350,000
Stock based compensation - warrants	-	-	-		-	-	19,933	-	19,933
Warrants issued for patents	-	-	-		-	-	11,210	-	11,210
Stock based compensation - options	-	-	-		-	-	2,491	-	2,491
Beneficial conversion of note payable	-	-	-		-	-	39,414	-	39,414
Reclassification of warrant liability	-	-	-		-	-	(43,568)	-	(43,568)
Net loss	-	-	-		-	-	-	(2,057,331)	(2,057,331)
Balance, December 31, 2020	9,500,000	$ 100,000	4,477,553	$ 2,397,900	$ -	$ 64,307	$ 29,480	$ (3,896,497)	$ (1,304,810)
Preferred shares conversion	(100,000)	(100,000)	103,000	100,000					-
Common shares to be issued for cash			10,000	5,000		(5,000)			-
Common shares to be issued as compensation			151,481	59,307		(59,307)			-
Common shares issued for cash			1,583,692	571,421		300			571,721

Common shares issued for cash, net of offering expenses			645,335	899,739					899,739
Common shares issued as compensation			18,000	9,000		30,750			39,750
Common shares cancelled			(319,761)	-					-
Common stock issued for employee settlement			309,763	-					-
Warrants exercised			100,000	50,000					50,000
Stock based compensation - options						61,901			61,901
Warrants issued in CAD						(56,597)			(56,597)
Net loss					-	-		(1,761,654)	(1,761,654)
Balance, December 31, 2021	9,400,000	-	7,079,063	$ 4,092,367	$ -	$ 31,050	$ 34,784	$ (5,658,151)	(1,499,950)
Common shares issued for cash			902,389	457,174					
Common shares issued for cash, net of offering expenses			1,755,796	2,866,660					
Common shares issued as compensation			55,141	48,750		(30,750)			
Warrants exercised			418,932	213,482					
Common shares issue as part of note repayment			1,914,054	-					
Net loss								(1,779,907)	(1,779,907)
Balance, December 31, 2022	9,400,000	-	12,125,375	$ 7,678,433	$ -	$ 300	$ 34,784	$ (7,438,058)	$ (3,279,857)

NOTE 1 – NATURE OF OPERATIONS

Global Air Cylinder Wheels Inc. (GACW) was formed in 2013 ("Inception") in the State of Arizona. The financial statements of Global Air Cylinder Wheels Inc. (GACW) (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chandler, Arizona.

Global Air Cylinder Wheels Inc. (GACW) designs, develops, manufactures, sells & finances mechanical air suspension wheels.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
>
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
>
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from Minera and GACW Australia PTY LTD.

Describe how revenue will be derived when:

(a) persuasive evidence that an agreement exists - Global Air Cylinder Wheels Inc. (GACW) has contracts or agreements with its customers to establish clear and persuasive evidence that the customer intends and agrees to buy from the business.

(b) the service has been performed - Revenues, which are derived from our main activities such as the sale of merchandise, are considered to be earned when all materials are delivered to the customer.

(c) the prices are fixed and determinable and not subject to refund or adjustment - prices are established by the contract.

(d) collection of the amounts due is reasonably assured - Collection must be reasonably assured to recognize product or service revenue. In our case, it is clear when these conditions have been met and the revenue earned should be recorded.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Arizona state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for years 2019, 2020, and 2021. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Global Air Cylinder Wheels Inc. (GACW) ended the 2022 fiscal year with the debt described below:
- Accounts Payable of $9,885, no more than 120 days past due.
- Deferred Revenue of $843,600.
- Loan of $403,533.34 which has been paid off as of February 2023.
- Warrant Liabilities totaling $113,063

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.
- As of December 31, 2022, one short-term contractual obligation with a previous employee, Eberle, has been settled and resolved in January 2023.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 20,000,000 shares of our common stock with no par value. As of December 31, 2022 the company has currently issued $12,125,375 shares of our common stock.

Preferred Stock
We have authorized the issuance of 10,000,000 shares of our preferred stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Global Air Cylinder Wheels Inc. (GACW) ended the 2022 fiscal year with no ongoing related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2012 through April 27, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, ZOLTAN KEMENY, Principal Executive Officer of GACW Incorporated, hereby certify that the financial statements of GACW Incorporated included in this Report are true and complete in all material respects.

ZOLTAN KEMENY

CEO